Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth DriveTime’s ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	($ in thousands)
Net Income (loss)	86,106	71,895	(280)	51,997	70,682
Add: Income taxes	(1,426)	1,000	1,090	730	404
Add: Fixed charges	64,042	83,694	102,772	115,946	103,779
Less: Interest capitalized	(407)	(300)	(83)	(105)	(186)

Earnings	148,315	156,289	103,499	168,568	174,679

Total interest expense	57,824	76,701	97,082	110,666	98,102
Interest component of rent expense-estimated	5,811	6,693	5,607	5,175	5,491
Interest capitalized	407	300	83	105	186

Total fixed charges	64,042	83,694	102,772	115,946	103,779

Ratio of earnings to fixed charges(1)	2.3x	1.9x	1.0x	1.5x	1.7x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this calculation, earnings represents net income plus income taxes, fixed charges, less interest capitalized. Fixed charges represents the sum of interest expense (which includes amortization of premiums, discounts and capitalized expenses related to indebtedness), and the component of rental expense that we believe to be representative of the interest factor for those amounts (one-third of rental expense).